Lauren B. Prevost
404-504-7744
lprevost@mmmlaw.com
www.mmmlaw.com
April 29, 2011
VIA EDGAR
Ms. Sonia Barros
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	United Development Funding IV
Post-Effective Amendment No. 2 to Registration Statement on Form S-11
Filed April 25, 2011
File No. 333-152760

Form 10-K for the fiscal year ended December 31, 2010
Filed March 31, 2011
File No. 333-152760
Dear Ms. Barros:
     On behalf of United Development Funding IV (the “Company”), please find transmitted herewith for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) provided during a telephone conversation on April 29, 2011. References to page numbers are to pages of the prospectus (the “Prospectus”) portion of Post-Effective Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-11 (Registration No. 333-152760) (the “Registration Statement”), as filed on April 25, 2011 in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.
     The Company undertakes to revise the disclosure as set forth below in its Prospectus filed in accordance with Rule 424(b)(3), as promulgated under the Securities Act, which permits a filing of a prospectus that reflects facts or events...that constitute a substantive...addition to the information set forth in the last form of prospectus filed with the Commission. The Company will file the Prospectus no later than the second business day following the date it is first used after effectiveness in connection with the public offering or sales.
Funds From Operations and Modified Funds from Operations, page 63
1.	Please clarify the adjustment for the provision of loan losses in the calculation of MFFO and the rationale for such adjustment.
Response:	The “Our Performance — Funds from Operations and Modified Funds from Operations” section beginning on page 63 of the Amendment has been revised in the changed pages

Phone: 404.233.7000 | www.mmmlaw.com
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Morris, Manning & Martin, LLP
Ms. Sonia Barros, Special Counsel
Securities and Exchange Commission
April 29, 2011

attached as Exhibit A hereto to clarify the adjustment for the provision of loan losses in the calculation of modified funds from operations and the rationale for such adjustment. If the changed pages attached as Exhibit A hereto are acceptable to the Staff, the revisions provided therein will be included in the Company’s final prospectus pursuant to Rule 424(b)(3) promulgated under the Securities Act, and similar disclosure will be included in future periodic reports pursuant to the Securities Exchange Act of 1934, as amended.

In addition, pursuant to the request of the Staff, attached as Exhibit B hereto is a representation of the Company, signed by its Chief Operating Officer and Chief Accounting Officer, regarding the manner in which the Company views disclosure regarding modified funds from operations.
     The Company acknowledges that, should the Commission or the Staff, acting through delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment or the Registration Statement, that the action of the Commission or the Staff, acting through delegated authority, in declaring the Amendment effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Amendment or the Registration Statement, and that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Best regards,
MORRIS, MANNING & MARTIN, LLP
/s/ Lauren B. Prevost
Lauren B. Prevost

cc:	Hollis M. Greenlaw, Esq. Seth K. Weiner, Esq.

EXHIBIT A
See attached.

OUR PERFORMANCE

Funds From Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts (NAREIT), an industry trade group, has promulgated a measure known as Funds from Operations (FFO) which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. FFO is not equivalent to our net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004 (the White Paper). The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property but including asset impairment writedowns, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO.

However, changes in the accounting and reporting rules under GAAP that have been put into effect since the establishment of NAREIT’s definition of FFO have prompted an increase in the non-cash and non-operating items included in FFO. Additionally, publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation and therefore require additional adjustments to FFO in evaluating performance. Due to these and other unique features of publicly registered, non-listed REITs, the Investment Program Association (IPA), an industry trade group, has standardized a measure known as modified funds from operations (MFFO), which we believe to be another appropriate supplemental measure to reflect the operating performance of a REIT. The use of MFFO is recommended by the IPA as a supplemental performance measure for publicly registered, non-listed REITs. MFFO is a metric used by management to evaluate sustainable performance and dividend policy. MFFO is not equivalent to our net income or loss as determined under GAAP.

We define MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations (the Practice Guideline), issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities; accretion of discounts and amortization of premiums on debt investments; nonrecurring impairments of real estate-related investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. Our MFFO calculation complies with the IPA’s Practice Guideline described above.

In calculating MFFO, we adjust for acquisition related expenses and impairments of real estate assets. Management believes excluding acquisition costs from MFFO provides investors with supplemental performance information that is consistent with the performance models used by management, and provides investors with a view of our portfolio over time, independent of direct costs associated with the timing of acquisition activity. MFFO also allows for a comparison of our portfolio with other REITs that are not currently engaged in acquisition activity, as well as a comparison of our performance with that of other non-traded REITs, as MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes. With respect to loan loss provisions, management does not include these expenses in our evaluation of the operating performance of our real estate loan portfolio, as we believe these costs will be reflected in our reported results from operations if and when we actually realize a loss on a real estate investment. As many other non-traded REITs exclude impairments in reporting their MFFO, we believe that our calculation and reporting of MFFO will assist investors and analysts in comparing our performance versus other non-traded REITs. The other adjustments included in the

63

IPA’s Practice Guideline are not applicable to us for the years ended December 31, 2010 and 2009, and for the period from May 28, 2008 (Date of Inception) through December 31, 2008.

Presentation of this information is intended to assist the reader in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of our performance. Our FFO and MFFO reporting complies with NAREIT’s policy described above.

Management believes that MFFO provides investors with supplemental performance information that is consistent with the performance models and analysis used by management, and provides investors a view of the performance of our portfolio over time, including after the end of this offering. MFFO may provide investors with a useful indication of our future performance, particularly after the end of this offering or the time when we cease to make investments on a frequent and regular basis, and of the sustainability of our current distribution policy. However, because MFFO excludes the effect of acquisition costs, which are an important component in an analysis of the historical performance of an asset, MFFO should not be construed as a historic performance measure.

The following is a reconciliation of net income (loss) to FFO and MFFO for the years ended December 31, 2010 and 2009, and for the period from May 28, 2008 (Date of Inception) through December 31, 2008.

			Period
			from
			May 28,
			2008
			(Inception)
			through
	Year Ended December 31,		December 31,
	2010	2009	2008

Net income (loss), as reported	$2,225,937	$(21,712)	$379
Add:
Amortization expense	260,910	—	—

FFO	$2,486,847	$(21,712)	$379

Other adjustments:
Provision for loan losses	$162,092	$—	$—
Acquisition expenses	124,200	—	—

MFFO	$2,773,139	$(21,712)	$379

Net Operating Income

We are disclosing net operating income, and intend to disclose net operating income in future filings, because we believe that net operating income provides an accurate measure of the operating performance of our operating assets because net operating income excludes certain items that are not directly associated with our investments. Net operating income is a non-GAAP financial measure that is defined as net income, computed in accordance with GAAP, generated from properties before interest expense, general and administrative expenses, depreciation, amortization and interest and dividend income. Additionally, we believe that net operating income is a widely accepted measure of comparative operating performance in the real estate community. However, our use of the term net operating income may not be comparable to that of other real estate companies as they may have different methodologies for computing this amount.

To facilitate understanding of this financial measure, the following is a reconciliation of net income (loss) to net operating income for the years ended December 31, 2010 and 2009, and for the period from May 28, 2008 (Inception) through December 31, 2008.

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EXHIBIT B
     With respect to the modified funds from operations (“MFFO”) disclosure in Post-effective Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-11 (the “Registration Statement”) of United Development Funding IV (the “Company”), the Company hereby represents that it views the MFFO disclosure, including the adjustments for acquisition related expenses and impairments of real estate assets (including the provision for loan losses) as an operating performance measure and a measure to gauge the Company’s operating performance relative to other real estate investment trusts. Therefore, the Company respectfully believes that it is appropriate to reconcile MFFO to net income, as the most directly comparable U.S. generally accepted accounting principles measure.
     The Company further acknowledges that, should the Securities and Exchange Commission (the “Commission”) or the Staff, acting through delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment or the Registration Statement, that the action of the Commission or the Staff, acting through delegated authority, in declaring the Amendment effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Amendment or the Registration Statement, and that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

UNITED DEVELOPMENT FUNDING IV
/s/ David A. Hanson
David A. Hanson
Chief Operating Officer and Chief Accounting Officer